Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 3, 2003

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

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3 SEPTEMBER 2003

ANNOUNCEMENT OF INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2003

HIGHLIGHTS

		2003	2002(1)

•	Volumes	73.7bn	70.0bn

•	Total turnover	£4,325m	£4,120m

•	Adjusted EBITA(2)	£305m	£289m

•	Adjusted PBTA(3)	£241m	£225m

•	Profit before tax	£162m	£188m

•	Adjusted earnings per share(4)	26.6p	25.2p

•	Basic earnings per share(5)	15.7p	19.5p

•	Interim dividend	9.45p	8.80p

(1)	2002 H1 financial results restated to reflect accounting policy changes.
(2)	Total operating profit before amortisation of intangible assets and exceptional charge.
(3)	Profit before tax, amortisation of intangible assets and exceptional charge.
(4)	Adjusted: before amortisation of intangible assets and exceptional charge (net of tax).
(5)	Basic: includes amortisation of intangible assets and exceptional charge.
Note:	Amortisation of intangible assets was £41m (2002 H1 : £37m) and exceptional charge was £38m (2002 H1 : nil).

Commenting on the performance, Nigel Northridge, Chief Executive, said:

“These are good results. We have demonstrated volume, profit and dividend growth. I am particularly pleased with our market share gains in key EU countries – France, Spain and Italy – and right across the CIS. By completing our small acquisition in Poland, and successfully concluding joint licensing agreements with Shanghai Tobacco for China and Russia, we have added new opportunities for future growth.”

Enquiries:

Claire Jenkins – Director, Investor Relations	Tel: 01932 832637

Anthony Cardew – CardewChancery	Tel: 020 7930 0777

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SUMMARY

•	Gallaher increased adjusted EBITA 5.2% to £305m (2002 H1: £289m), with good growth in many of its target markets underpinned by its leading positions in certain Western European markets. The Group increased total 2003 H1 volume sales by 5.2% to 73.7bn cigarettes (2002 H1: 70.0bn).
•	The Board has declared an interim dividend of 9.45p per ordinary share (37.80p per ADS) – an increase of 7.4% over the 2002 interim dividend.
•	The Group’s increasing share of the growing UK low price cigarette sector, and its strong lead of the premium sector, led to Gallaher’s growth in total market share to 38.3% (2002 H1: 37.7%). This good performance in the UK cigarette market – which declined around 5% in 2003 H1 – underpinned the Group’s robust UK financial performance. Adjusted UK EBITA was only 1.2% down at £143m (2002 H1: £145m).
•	Gallaher’s underlying Continental Europe (“CED”) volume growth of 5.7%, and price increases in certain markets – assisted by the strength of the euro – drove the increase in CED adjusted EBITA of 15.3% to £123m (2002 H1: £106m).
•	The Group outperformed in many of its key CED markets – increasing market share in France, Spain, Italy and the Balkans – and has established a position in Poland following the completion of the acquisition of KT Merkury in July 2003.
•	Gallaher grew CIS volume sales 11.2%, with sharp growth in Kazakhstan and Ukraine more than offsetting the effect of a phasing of trade sales in Russia at the end of 2002, and the extended employee holiday period at the Moscow factory in January 2003.
•	The Group increased its share of sales to consumers in each of its three key CIS markets, and grew its share of the Russian premium cigarette sector to 2.2% (2002 H1: 0.3%), as a result of improving distribution and the incremental marketing investment placed behind its brands, which commenced in the second half of 2002. Primarily reflecting the weakness of the US dollar – and margin pressure, which included the increased marketing investment – CIS EBITA was £14m (2002 H1: £19m).
•	Adjusted Rest of World EBITA grew 29.5% to £25m (2002 H1: £19m) as the Republic of Ireland benefited from currency movements and price increases, and the Group’s operations in Asia Pacific and AMELA recorded good volume growth.
•	Gallaher and Shanghai Tobacco have successfully concluded negotiations on license agreements for China and Russia, which are now awaiting formal approval from the STMA.
•	Gallaher increased cigarette productivity by 4.1% – underpinning a 4.2% real term reduction in cigarette unit costs – in 2003 H1.
•	Following a review of the Group’s European operations, which will affect around 430 jobs, Gallaher expects to achieve annualised savings of at least £15m (by the end of 2005). An exceptional charge of £38m has been included in these results relating to costs associated with this review.
•	Group trading remains in line with expectations for the full year.

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2003 INTERIM RESULTS

Group

Total turnover for the first half of 2003 at £4,325m represented an increase of 5.0% compared with 2002 H1, with cigarette volume sales – of 73.7bn sticks – up 5.2%. Turnover excluding duty (“net turnover”) grew 9.4% to £1,752m (2002 H1: £1,603m).

Earnings before interest, tax, intangible asset amortisation (“EBITA”) and exceptional charge (“adjusted EBITA”) increased 5.2% to £305m (2002 H1: £289m). An exceptional charge of £38m has been included in these first half results relating to costs associated with the restructuring of Gallaher’s European operations.

Profit before tax, amortisation of intangible assets and the exceptional charge grew 6.7% to £241m (2002 H1: £225m).

Total operating profit was £226m (2002 H1: £252m) and profit before tax was £162m (2002 H1: £188m) – both the reductions reflecting the exceptional charge made in the first half of 2003.

Adjusted earnings per share increased 5.4% to 26.6p (2002 H1: 25.2p). After deducting intangible asset amortisation and the exceptional charge, net of tax, basic earnings per share was 15.7p (2002 H1: 19.5p).

Management believes that reporting results before amortisation and exceptional charges (adjusted EBITA, adjusted PBTA and adjusted earnings per share) provides a better comparison of underlying business performance for the period under review.

The comparative results for the first half of 2002 have been restated following the adoption of new accounting policies that were reflected in the 2002 annual financial statements. These included the implementation of FRS 17 (Retirement Benefits) and the re-classification of certain sales incentives. The effect of the adoption of FRS 17 on the first half of 2002 is to reduce Group EBITA by £3m and the net interest expense by £4m. By division in 2002, the adoption of FRS 17 reduces UK EBITA by £4m and increases Continental Europe EBITA by £1m.

On 2 July 2003 Gallaher completed the acquisition of KT Merkury, a small cigarette factory in Poland, for a not material cash sum. Initial losses for this new business are not expected to be significant.

The Board of Gallaher has declared an interim dividend of 9.45p per ordinary share (net), an increase of 7.4% over the 2002 interim dividend of 8.80p (net). This dividend will be paid on 20 November 2003, to all shareholders on the register at close of business on 19 September 2003. For ADS holders, The Bank of New York will convert the 37.80p (net) ADS dividend into US dollars, and distribute it to ADS holders on 28 November 2003.

European operations restructuring

In May 2003, following an extensive review, Gallaher announced the restructuring of the Group’s European operations. Gallaher intends to cease all manufacturing in the Republic of Ireland and reduce jobs in Austria and the UK. It is anticipated that around 430 operational jobs will be affected.

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The total cost of the restructuring will be in the region of some £50m over the next two years of which, at 30 June 2003, £38m of costs have been reflected as an exceptional charge. This relates primarily to estimated redundancy payments and the impairment of operational plant and machinery. Once the project has been completed, by the end of 2005, Gallaher expects to achieve annualised savings of at least £15m.

FINANCIAL REVIEW

United Kingdom

While Gallaher’s UK cigarette market share marginally improved in the first half of 2003, UK turnover decreased 6.3% to £1,758m (2002 H1: £1,876m). The decrease largely reflects lower cigarette volume sales – down 8.2%, to 10.0bn sticks (2002 H1: 10.8bn) – and downtrading by consumers to cheaper cigarettes, partially offset by price increases (UK Government duty and Gallaher’s own price increases).

The volume decline primarily reflects the phasing of trade sales at the end of 2002 and a reduction in the size of the UK duty paid market – estimated at around 5% – which includes the first time impact on the first half results of the increase in duty paid allowances for UK travellers returning from the EU announced by the UK Government in October 2002. Excluding the effect of the phasing of trade sales, Gallaher’s underlying cigarette volume sales were down some 3.5%.

UK net turnover reduced 5.9% to £285m (2002 H1: £302m).

UK adjusted EBITA was 1.2% down at £143m (2002 H1: £145m) with the decrease in net turnover largely offset by lower costs, largely volume related, despite the marketing investment placed behind brands ahead of the introduction of the advertising ban in February 2003. This reduction in costs resulted in an improved adjusted EBITA margin of 50.3% (2002 H1: 47.9%).

UK operating profit was £125m (2002 H1: £144m) – the reduction mainly reflecting the UK exceptional charge of £17m in 2003.

Continental Europe

In 2003, Continental Europe (“CED”) delivered a strong underlying performance, growing turnover by 14.7% to £2,162m, assisted by the strengthening of the euro (2002 H1: £1,884m). CED volume sales were 22.1bn (2002 H1: 23.6bn). Pro-forma volume growth was 1.7%, after adjusting for the reallocation of the legacy Austria Tabak Africa and Middle East business to the Rest of World division from July 2002, despite the loss of Swedish contract manufactured (“SCM”) volumes in 2003. Underlying volume growth – stripping out the SCM volumes from 2002 H1 – was 5.7%.

CED net turnover increased 13.5% to £1,275m (2002 H1: £1,124m), comprising: CED tobacco net turnover of £209m (2002 H1: £167m) and distribution net turnover of £1,066m (2002 H1: £957m). CED adjusted EBITA grew 15.3% to £123m (2002 H1: £106m) of which £90m (2002 H1: £80m) arose from the tobacco operations and £33m (2002 H1: £26m) came from the distribution businesses.

In 2003, the Group’s share of losses arising from its joint venture with R.J. Reynolds offset its share of profit from its associate, Lekkerland-Tobaccoland (2002 H1 ‘Share of operating profits of joint ventures and associate’: £5m).

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Efficiency improvements in the distribution businesses underpinned a growth in distribution EBITA margin to 3.1% (2002 H1: 2.8%). The tobacco operations adjusted EBITA margin, after adding back inter-company sales to the distribution businesses, was 34.3% (2002 H1: 31.4%). Reflecting the weighting of the distribution businesses within the divisional results, CED’s adjusted EBITA margin was 9.6% (2002 H1: 9.5%).

CED operating profit was £87m (2002 H1: £75m), after deducting the CED exceptional charge of £1m in 2003.

The success of the organic businesses – Gallaher has taken price increases, and grown market share, in certain European markets – together with euro currency benefits on translating CED earnings into sterling, have enabled Gallaher to: offset the initial costs arising from the Gustavus acquisition in July 2002; compensate for the start-up costs of Reynolds-Gallaher International, which commenced trading in July 2002; and, absorb the adverse currency impact on margins of operations outside the euro-zone (particularly in Sweden and Central and Eastern Europe).

Commonwealth of Independent States

In the Commonwealth of Independent States (“CIS”), strong volume growth in Kazakhstan and Ukraine more than offset the reduction in Russian volume sales due to the phasing of trade sales ahead of the 1 January excise duty increase, and the planned extended factory holiday period.

Despite the backdrop of a substantially weakened US dollar (Gallaher’s CIS sales are largely US dollar denominated), this volume growth – of 11.2%, to 36.3bn sticks (2002 H1: 32.6bn) – and Gallaher’s growing presence in the Russian premium sector resulted in an 8.8% increase in CIS turnover to £164m, and an increase in CIS net turnover to £130m (2002 H1: £129m).

CIS EBITA was £14m and operating profit was £9m (2002 H1: £19m and £14m respectively), reflecting the significantly adverse impact of the translation of CIS earnings into sterling and margin pressure, including the first time impact on first half results of the incremental marketing investment in Russia which commenced in the second half of 2002. Margins were also reduced by the wider than expected industry absorption of the substantial increase in cigarette taxation in January – compounded by the strength of the rouble in real terms relative to the US dollar.

EBITA margin declined to 10.5% (2002 H1: 14.6%) reflecting these factors.

Management anticipates that the distribution of CIS full year earnings will return to this region’s traditional trading pattern of approximately one third of annual earnings being attributable to the first half.

Rest of World

Gallaher’s Rest of World (“RoW”) turnover increased 15.3% to £241m, and RoW net turnover grew 28.7% to £62m (2002 H1: £48m), mainly reflecting favourable exchange movements in the Republic of Ireland and sharply increased volumes in Asia Pacific, Africa and the Middle East – in part as a result of the inclusion of some Africa and Middle East (“AMELA”) volumes previously reported within CED. RoW volume sales totalled 5.3bn cigarettes (2002 H1: 3.0bn). Pro-forma RoW volume growth was 10.3% (2002 H1, including the CED AMELA volumes: 4.9bn).

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In the Republic of Ireland, manufacturer’s price increases, currency benefits and a tight control of operating costs more than compensated for lower volumes in the reduced Irish market following the significant increase in duty at the end of 2002. The AMELA operations have suffered from adverse foreign exchange movements with invoiced sales being denominated in the weakening US dollar, and much of the cost base in the strengthening euro.

RoW adjusted EBITA rose 29.5% to £25m (2002 H1: £19m), and the adjusted EBITA margin increased slightly to 39.3% (2002 H1: 39.1%).

RoW operating profit was £5m (2002 H1: £19m) – the reduction mainly reflecting the RoW exceptional charge of £20m in 2003.

Interest

Lower interest rates and positive cash flow – partly offset by the adverse impact of the translation of euro interest payable into the sterling equivalent – resulted in lower net interest charges of £67m before a FRS 17 net financing credit of £3m. (2002 H1: £68m before FRS 17 net financing credit of £4m). The average interest rate during the first six months of 2003 was 5.5% (2002 H1: 5.8%).

Adjusted EBITA interest cover – combining both interest and operating components of FRS 17 into a net pension expense within EBITA – was 4.6 times (2002 H1: 4.3 times), within the Group’s target range of between 4.5 and 5.5 times.

Taxation

The tax charge of £57m (2002 H1: £59m) represents an effective rate of 35.3%, compared with 31.6% for 2002 H1. The increase in the effective rate largely reflects the higher level of non-deductible goodwill amortisation charged in 2003, primarily as a result of a higher euro exchange rate, and the low effective tax credit applicable to the exceptional charge. Removal of intangible amortisation charges and the exceptional chargegives rise to an adjusted effective tax rate of 26.7% (2002 H1: 26.5%). The Group expects the annual adjusted effective rate to remain at around this level.

Returns to shareholders

After deducting minority interests of £3m (2002 H1: £2m) earnings for 2003 decreased to £102m (2002 H1: £127m), and – following a 0.3% increase in the weighted average number of shares in issue – basic earnings per share was 15.7p (2002 H1:19.5p).

After removing intangible asset amortisation charges of £41m (2002 H1: £37m) and the 2003 H1 net of tax exceptional charge of £30m, adjusted earnings per share increased by 5.4% to 26.6p (2002 H1: 25.2p).

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Cash flow

Operating cash generation remained high in the first half of 2003. Group operating profit, as adjusted for the exceptional charge, depreciation and amortisation (“adjusted EBITDA”) was £343m (2002 H1: £317m). The Group’s net working capital increased by £61m, largely as a result of a higher level of duty paid stocks in the UK reflecting the timing of the manufacturer’s price increase in 2003, partly offset by higher tax creditors in Ireland and certain Continental Europe markets. As a result, net cash inflow from operating activities of £280m was broadly level with the comparable period of 2002.

Corporate taxes paid by the Group in the period amounted to £41m, some £11m lower than last year, principally due to changes in the timing of payments in Austria.

Net capital investment of £63m was, as anticipated, significantly ahead of the same period in 2002, reflecting higher investment in production machinery and in vending equipment. In addition, the comparison is distorted as 2002 benefited from the sale of certain non-core assets in the UK and Austria. The Group expects its full year level of capital expenditure to total around £150m, which includes new investment in Poland following the acquisition of KT Merkury.

Net debt at 30 June 2003 was £2,582m, an increase of £89m compared to the position at 31 December 2002. The increase is wholly attributable to exchange rate movements – amounting to £101m – on Gallaher’s euro denominated debt.

The 12-month rolling net debt to adjusted EBITDA ratio was 3.8 times (2002 FY: 3.8 times), below the Group’s current bank covenant level of 4.0 times.

The Group’s debt ratings from Moody’s Investor Services and Standard & Poor’s remain unchanged at Baa3 with stable outlook and BBB with stable outlook respectively.

OPERATING REVIEW

Group

Gallaher’s strategy is to create value for its investors through the development of a balanced portfolio of interests in established and emerging markets across Europe and Asia – organically and through acquisitions and strategic alliances – capitalising on its proven ability to build brand equity.

The Group’s growth was underpinned by its leading positions in certain Western European markets in the first six months of 2003. Gallaher’s brands performed strongly, with total volumes increasing 5.2% to 73.7bn cigarettes (2002 H1: 70.0bn), despite tough competitive conditions in some key markets.

The Group continued its Eurasian expansion with gains in market share in Southern Europe and the CIS, and it has entered the Polish market following the completion of the acquisition of KT Merkury in July 2003.

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United Kingdom

In the UK, Gallaher aims to increase its shares of the growing value cigarette sector and the handrolling tobacco market, and to defend its leading positions in the premium cigarette and cigar sectors – achieving an appropriate balance between sales volumes and the margins achieved on those volumes.

Gallaher’s leading positions in the UK premium cigarette and cigar markets benefited from investment in a final round of advertising in the run-up to the commencement of the ban on 14 February 2003. This expenditure is expected to underpin the long-term brand equity of Benson & Hedges, Silk Cut and Hamlet.

The increase in the Government’s guidelines for personal tobacco import allowances for travellers returning from the EU, together with the on-going high levels of UK tobacco taxation, drove an underlying annualised decline in UK duty-paid cigarette market volumes of around 5% in the first half of 2003.

-	Cigarette
Moderate downtrading from the premium and mid price sectors into value price cigarettes continued in the first six months of 2003.
The respective shares of retail sales accounted for by each price sector were: value: 55.8% (2002 H1: 52.9%); mid price: 11.6% (2002 H1: 13.5%); and, premium: 32.6% (2002 H1: 33.6%).
Gallaher’s UK retail market share increased to 38.3% (2002 H1: 37.7%). The Group’s principal UK houses, Benson & Hedges and Mayfair, both performed well.
Gallaher’s UK volumes declined 8.2% to 10.0bn cigarettes, reflecting the reduction in the duty paid market noted above and the phasing of trade sales in December 2002 ahead of the introduction of new packaging with larger health warnings. Excluding the phasing of trade sales, Gallaher’s underlying volumes reduced some 3.5%.
Benson & Hedges Gold, the UK’s leading premium cigarette, broadly maintained its share of the sector at 26.7%. The Benson & Hedges house was strengthened by the launch of a new, reduced tar, brand Silver at the end of February. Together, Gold and Silver maintained the Benson & Hedges house share of the total market at 9.1%.
Mayfair performed strongly, increasing its share of the total market to 10.1%, and volumes by 21.3%, benefiting from competitive pricing and the growth of the value sector. The brand’s share of the value sector has grown to 18.2% – underpinning growth in Gallaher’s sector share to 32.9% (2002 H1: 30.5%).
Investment in the promotion of Gallaher’s brands to smokers at the point of sale and to the trade has continued. The Group is well positioned at the point of sale in the UK. In the first half, the majority of consumer cigarette purchases through merchandising units were made through Gallaher’s units – an important advantage in a market where communication with smokers is now largely restricted to the point of sale.

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The Group strengthened its sales force through additional recruitment and the introduction of automated information systems across the field sales force.
-	Cigar
The UK cigar market declined some 6% in the first six months of 2003, and the consumer trend from the higher margin large cigar sector to the small cigar sector continued.
Gallaher increased its lead of the UK cigar market with a 47.1% share of sales to consumers (2002 H1: 46.5%). Original Hamlet grew its lead of the large cigar sector with a share of 54.4% (2002 H1: 53.4%) and Hamlet Miniatures increased its share of the growing small cigar sector to 32.2% (2002 H1: 31.3%). Hamlet Aromatic gained a 1.3% share of the small cigar sector, despite only having been launched in December 2002.
-	Tobacco
Gallaher maintained its position in the handrolling tobacco market. The Group’s share of consumer sales was 31.7% (2002 H1: 31.6%), driven by the continued success of Amber Leaf, which increased market share to 15.8%, offsetting Old Holborn’s market share decline.
Gallaher extended its lead of the declining pipe tobacco market, growing its share of sales to consumers to 50.3% (2002 H1: 49.6%). The number one pipe tobacco brand Condor underpinned the Group’s position, together with Clan and Mellow Virginia. These brands occupy three of the four leading brand positions.

Continental Europe

In Continental Europe, Gallaher aims to defend its market leading positions in Austria and Sweden – balancing volumes and margins – and to grow share elsewhere.

Gallaher traded robustly in Continental Europe in the first six months of 2003, despite the above inflation increases in cigarette taxation that have led to declines in total market volumes in several European states – including France and Germany. Going forward, the substantial differentials between cigarette taxation and prices between certain European markets may lead to an acceleration in the growth of non-domestic market duty paid consumption in high tax markets.

The Group’s Continental European volumes of 22.1bn cigarettes, represent an underlying increase of 5.7% on the comparable period in the previous year (2002 H1, excluding export sales to AMELA which are now reported under the Rest of World division, and the discontinued Swedish contract manufacturing operations: 20.9bn cigarettes).

-       Tobacco Products

Gallaher maintained its lead of the Austrian cigarette market with a 46.2% share of sales (2002 H1: 49.1%). The Group’s key growth brand Memphis Blue increased market share to 6.1% (2002 H1: 5.5%). This brand’s growth was more than offset by the continued expected decline in the market share of traditional local brands and lower overall wholesale market volumes.

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In Sweden, Gallaher maintained its leading cigarette market position with a 39.7% share of sales to consumers (2002 H1: 41.8%). Level again performed well, growing market share to 7.4% (2002 H1: 5.0%). Volume sales of this brand increased by over 40%.
The Group has ceased contract manufacturing in Sweden due to the closure of its factory at Malmö in 2002, which produced 0.8bn cigarettes under contract in the first half of that year.
Gallaher’s moist oral snuff operations continued to make solid progress. Gustavus has benefited from increased national distribution coverage – up to around 60% by June. Volume sales continue to increase, and Gustavus had established a 1.3% market share by June 2003.
Elsewhere in the EU, Gallaher’s trading performance was robust. In Germany, the Group performed well – increasing its share of the resilient generic cigarette sector, while maintaining its branded cigarette market share.
Gallaher broadly maintained cigarette market share in Greece at 5.1% and increased its share of the handrolling tobacco market to 38.4% (2002 H1: 36.7%) due to growing demand for Old Holborn.
Sales of the Virginia blended Benson & Hedges Metal range underpinned the Group’s success in Western Europe. Strong volume growth from Reynolds-Gallaher International drove an increase in the Group’s total first half cigarette market shares to: 3.1% in France; 3.1% in Italy; and, 1.8% in Spain. The Group also strengthened its position in the French cigar market with the launch of Hamlet Fine Aroma in May.
The Group has continued to develop its operations in Central and Eastern Europe. Total volumes in these markets increased by 3.3% and Gallaher now has a pan-Balkan market share of 4.8%. Foundations for further growth have been strengthened by the opening of an office in Serbia, and trading commenced in Poland in July following the completion of the acquisition of KT Merkury.
Gallaher’s acquired brands in Poland – including Brydzowe and Viva– hold a market share of 1.7%. The Group intends to build on the base provided by these brands by launching selected international cigarettes from its comprehensive brand portfolio – utilising its proven ability to develop strong positions in emerging markets.

-	Distribution

Gallaher’s distribution businesses performed well in the first half of 2003.
In Austria, the improvements that were made to TOBA’s warehouses and information systems in 2002 underpinned enhanced margins, which more than offset the impact of lower first half cigarette market volumes.
In Germany, ATG – the vending company in which Gallaher has a 63.9% holding – continued to make good progress. The company gained share of both the total and vending markets – assisted by: the acquisition of new vending sites; continued rationalisation of existing sites; the introduction of enhanced technology machines; and, advantageous vending pack pricing relative to retail.

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The ongoing implementation of cost saving initiatives at Lekkerland-Tobaccoland – an associate in which Gallaher has a 25.1% holding – is partly offsetting the effect of lower German cigarette market volumes, and the impact of the German government regulations regarding can recycling.

Commonwealth of Independent States

In the CIS, Gallaher aims to grow regional market share while increasing the proportion of its brands sold in the intermediate and higher priced sectors across the region.

The Group continued to trade strongly in the CIS in the first six months of 2003. Gallaher increased regional scale: growing market share in Russia, Kazakhstan and Ukraine; and, increasing total volumes 11.2% to 36.3bn cigarettes. Reflecting the Group’s focus on intermediate and higher price sectors, CIS hard box, filter, cigarette volume sales grew 23.7%, while lower margin oval volumes were down over 50%.

-	Russia

In Russia, Gallaher increased its share of the total market to 14.5% (2002 H1: 13.9%). Notwithstanding this growth in sales to consumers, the extended holiday period at the Moscow factory in January resulted in an 8.3% reduction in invoiced sales volumes, which included a planned strategic reduction in non-filter oval sales of over 70%.
Within its sales mix, Gallaher continued to increase the proportion of its brands sold in the intermediate and higher price sectors. Sales in these sectors accounted for 92.3% of the Group’s Russian volumes (2002 H1: 76.0%), reflecting an increase in hard box, filter, cigarette volume sales of 13.2% in 2003 H1.
LD maintained market share at 5.2% during the first half, underpinning growth from Sobranie, St George and Troika.
Gallaher increased its share of the premium sub-sector to 2.2% (2002 H1: 0.3%) as a result of improving distribution and the marketing investment placed behind its brands, which commenced in the second half of 2002. By June 2003, the Group’s share of the premium sub-sector was 2.8%.
The Group is continuing to build brand equity in Russia. In June, the Sobranie house was strengthened by the launch of the aspirational White Russian brand, and a new Slims variant of LD was launched.

-	Kazakhstan

Gallaher grew market share substantially to 27.9% in Kazakhstan (2002 H1: 18.6%). Volume sales increased over 50% driven by strong demand for the Group’s brands including Sovereign, LD, Novost, and Sobranie.
Sovereign extended its market leading position, growing share to 14.4% and LD increased market share to 6.4%.

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-	Ukraine

The Group grew its share of the Ukrainian market to 11.2% (2002 H1: 6.0%). Volume sales increased sharply as brands including LD, St George and Troika gained market share.

Rest of World

In its Rest of World division, Gallaher seeks opportunities for growth in Asia Pacific and AMELA, while defending its leading position in the high margin Republic of Ireland market – balancing volumes and margins.

Gallaher grew Rest of World volumes to 5.3bn cigarettes (2002 H1: 3.0bn). This represents a pro-forma increase of 10.3% (2002 H1, including export sales to AMELA from Continental Europe: 4.9bn cigarettes).

-	Republic of Ireland

Trading conditions in the Republic of Ireland were challenging in the first six months of 2003, with volume sales of 1.4bn cigarettes (2002 H1: 1.6bn). Total market volumes declined following the substantial above inflation increase in excise tax that took place in December 2002, while Gallaher’s share of total shipments was impacted by the phasing of trade sales that occurred ahead of the duty increase.
Gallaher’s trading performance remained resilient. The Group maintained its lead of the cigarette market, albeit with a reduced share of sales to the trade of 48.9% (2002 H1: 50.7%). Gallaher maintained its leadership of the cigar market with a 71.2% share.

-	AMELA

Gallaher grew pro-forma volume sales in Africa and the Middle East by 24.0% to 3.2bn cigarettes (2002 H1: 0.7bn / 2002 H1, including export sales from Continental Europe: 2.6bn cigarettes). Strong growth in Africa more than offset a fall in sales to the Middle East relating to the conflict in the region.
In Africa, the Group has maintained its leading cigarette market position in Guinea and grown volumes in certain other markets, including Nigeria.
In addition, the Group produced 0.5bn cigarettes under contract (2002 H1: 0.5bn).

-	Asia Pacific

In Asia Pacific, Gallaher has continued to build consumer awareness of the Sobranie brand and develop relationships with its industry partners.
The Group grew regional sales volumes 5.6%, despite the impact of SARS, due to solid performances in Japan, Duty Free, and China.

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Since last year's signing of a letter of intent with the China National Tobacco Corporation, together with the State Tobacco Monopoly Administration (“STMA”), excellent progress has been made by the Gallaher and Shanghai Tobacco project team towards reciprocal manufacturing and distribution agreements in China and Russia. Following the signing of a heads of agreement in March this year, the two companies have successfully concluded negotiations on license agreements for each market, which are now awaiting formal approval from the STMA.

Manufacturing

Gallaher’s manufacturing strategy is continuously to maximise value from the Group’s wider operational base through maintaining forefront of operational efficiency, while maintaining the flexibility required to meet changing market demands and to support the Group’s marketing focused approach.

As part of this strategy, the Group conducted a review of its European operations, and announced plans in May to cease manufacturing in the Republic of Ireland and to reduce jobs in the UK and Austria.

In the first half of 2003, Gallaher increased Group cigarette productivity 4.1% – reflecting improvements in the UK, Continental Europe, and the CIS. This enhanced productivity and increased efficiency – particularly in the use of leaf – underpinned a 4.2% reduction in real term Group cigarette unit costs, more than offsetting the effect of the increased proportion of hard box, filter, cigarettes in the CIS.

-	United Kingdom

Productivity at Gallaher’s UK cigarette factory in Lisnafillan increased 10.7%, driven by greater usage of the ultra high speed king size machines installed in 2002, and the addition of two new longer length complexes – one ultra high speed and one mid-speed – in the first half of 2003. This enhanced productivity underpinned a 5.3% reduction in real term unit costs.
The ongoing success of the Amber Leaf flip top pack impacted productivity and unit costs at the Lisnafillan tobacco factory. Productivity reduced 1.3%, and real term unit costs increased 2.4%.
Productivity at Gallaher’s Cardiff cigar factory increased 13.0%, assisted by the investments in machinery that have been made in recent years. This improvement in productivity underpinned a 4.8% reduction in real term unit costs.

-	Continental Europe

The efficiency of Gallaher’s Continental European cigarette factories continued to progress in the first half, due to ongoing organisational and technical improvements, including those arising from the transfer of Swedish volumes to Austria in 2002. Productivity increased 3.6%, underpinning a real term reduction of 4.8% in unit costs.
Following the completion of the acquisition of KT Merkury in July, Gallaher has initiated a programme of investment in new machinery to modernise the factory in Gostkow, Poland.

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-	Commonwealth of Independent States

Notwithstanding the extended holiday period at the Moscow factory in January, the Group’s manufacturing facilities in the CIS substantially increased total half year output to meet the growing demand for its brands.
Productivity in the CIS increased 3.4% as a result of higher efficiencies and investment in new technology to meet the higher proportion of hard box, filter, cigarettes and premium brands. This change in mix contributed to a 1.8% real term rise in unit costs.
Gallaher’s flexibility and ability to meet the growing demand for its products – including premium cigarettes – has been enhanced during the first half by the installation of new machinery, including primary processing equipment in Ukraine and additional cigarette production lines in Kazakhstan.

OUTLOOK

Group trading remains in line with expectations for the full year.

Gallaher’s performance in the first half of 2003 again demonstrates the benefits of the Group’s Eurasian strategy – to build a balanced portfolio of interests across Europe, the CIS, Central Asia and Asia Pacific.

LEGAL AND REGULATORY ENVIRONMENT

Regulation

The global tobacco market has been subject to significant regulatory influence and/or voluntary agreements in recent years. The Group has a long history of managing its business successfully within a regulatory climate. In recent years, the Group has reduced its susceptibility to regulatory changes in any single country by expanding its international operations. However, it is possible that regulations in any of its key markets could have an adverse effect on the Group’s sales and operating performance.

The World Health Organisation has adopted a Framework Convention on Tobacco Control. The tobacco control treaty includes provisions governing, amongst other matters: advertising and sponsorship; tax and price increases; labelling; illicit trade; and, environmental tobacco smoke.

Within the EU, a Directive concerning the manufacture, presentation and sale of tobacco products was adopted in 2001 and is currently being implemented into EU Member States’ national law. Its provisions include: matters relating to ingredients disclosure; the prohibition of descriptors suggesting that a particular tobacco product is less harmful than others; new and larger health warnings; rules allowing for the use of colour photographs or other illustrations to depict and explain the health consequences of smoking; tar, nicotine and carbon monoxide ceilings; an assessment of the health effects of the smoke yield of other substances; and, a proposal for a common list of ingredients.

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The EU adopted a Recommendation on the prevention of smoking and on initiatives to improve tobacco control in 2002. Its contents include: preventing tobacco sales to children and adolescents; prohibiting certain forms of advertising and promotion; obliging tobacco manufacturers to disclose their expenditure on tobacco advertising; and, providing adequate protection from exposure to environmental tobacco smoke. Member States may decide whether or not to comply with this Recommendation.

In 2003, a EU Directive relating to the advertising and sponsorship of tobacco products was adopted. Its provisions include the prohibition of tobacco advertising: in the press and other printed publications; in radio broadcasting; in information society services; and, through tobacco related sponsorship, including the free distribution of tobacco products. Member States shall comply with this Directive by 31 July 2005 at the latest.

The EU has also indicated that it is to develop an initiative to ban smoking in the workplace.

The 10 European countries that will join the EU in May 2004 (“EU Accession Countries”) must comply with the existing laws of the EU at the time of joining unless transitional arrangements have been previously agreed.

In the UK, the Tobacco Advertising and Promotion Act was adopted in 2002. The Act prohibited the advertising and promotion of tobacco products including billboards, press, and free distribution of samples from February 2003, and in-pack promotion schemes from May 2003. The Act also bans sponsorship by tobacco companies from July 2003, although transitional provisions allow an exemption for ‘exceptional global events’ until July 2005. Point of sale advertising and brand sharing regulations are expected to be published shortly.

In the Republic of Ireland, the Public Health (Tobacco) Act was adopted in 2002, giving wide-ranging powers to the Office of Tobacco Control. In January 2003, the Minister for Health and Children announced that he would repeal all but one of the provisions of the Act (that relating to smoking in the workplace, including bars and hospitality premises), as they had not been notified to the EU under the Technical Standards Directive. In August 2003, a new Bill was published giving effect to two EU Directives and a EU Recommendation relating to tobacco. The Bill includes provision for a comprehensive ban on tobacco advertising sponsorship and measures relating to the manufacture and sale of tobacco products.

In Germany, the Government introduced a law on the protection of young people in 2002 whereby the sale of tobacco products to persons under 16 years is prohibited. In addition, from 2007 cigarettes may only be bought from vending machines which have youth protection technology installed i.e., consumers will have to verify their age, for instance, by using age encoded chip cards.

In France, the Government enacted a law in 2003 seeking to restrict tobacco consumption among young people. The law prohibits: the sale of cigarettes to children under 16 years; the free distribution of cigarettes to minors; and, packs of less than 19 cigarettes.

In the Netherlands, the Government has recently introduced tobacco ingredient disclosure regulations. In August 2003, Gallaher and Philip Morris International commenced a joint legal challenge to the Dutch regulations, which, Gallaher believes, do not provide adequate protection for brand recipes. Other tobacco companies including British American Tobacco and Japan Tobacco International have also commenced legal proceedings.

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In Russia, a federal law on restrictions on the smoking of tobacco came into force in 2002. The legislation prohibits: smoking in some public places; the sale of cigarettes to those under 18 years of age; and, the sale of loose cigarettes or packs containing fewer than 20 cigarettes. Furthermore, from January 2003, the production and import of filter cigarettes with smoke yields exceeding 14mg of tar and 1.2mg of nicotine was prohibited, and tobacco products must display a general and rotational health warning and tar and nicotine smoke yields.

In the Ukraine, the Parliament approved a Bill in July 2003, restricting tobacco advertising in the printed media and prohibiting it entirely on television and radio.

Taxation

In 2002, the EU adopted a Directive increasing the minimum excise rates on all tobacco products. The provisions also include the introduction of a minimum excise burden of €60 per thousand cigarettes on the most popular price category of cigarettes from 1 July 2002, increasing to €64 per thousand cigarettes in July 2006. For certain Member States, transitional periods to comply with the new cigarette rates are allowed by the Directive. Member States may also introduce a minimum excise duty on lower priced cigarettes provided that such excise duty does not exceed the amount on the most popular price category.

EU Accession Countries will be required to implement significant duty increases in order to comply with the minimum cigarette excise tax requirements. Many have been allowed transitional periods – the longest until January 2010 – in which to comply. The maintenance of the current controls on personal imports from Accession States into existing EU States could have a significant impact on sales in neighbouring countries such as Austria and Germany in the transitional periods. The Austrian Government for instance is committed to maintaining the 25-cigarette import limit for Austrians travelling to such EU Accession Countries. Any increase to the limit could result in significant market decline.

In the UK, tobacco duty was raised in line with inflation in April 2003. The impact of high taxation in the UK cigarette market, resulting in high prices, has led to reduced annual industry volumes, greater price competition, trading down by consumers to lower price cigarette brands, and a growth in non-UK duty paid cigarette consumption (both smuggled and legitimate cross border purchases). Gallaher believes that the wide price differentials between the UK and Continental Western Europe and other parts of the world have led to a significant smuggled market for legitimate and counterfeit cigarettes. There has also been an increase in the amount of non-UK duty paid cigarettes and handrolling tobacco being purchased by travellers returning to the UK from the EU.

In certain important Continental European markets, excise duty increases continue to have an impact on prices, sales and margins. These include, for instance, the introduction of the second stage of the extraordinary duty increase (“anti-terror tax”) and the proposed €1 per pack cigarette excise tax increase in Germany. In France, cigarette taxes increased by 8% in January 2003. Additionally, there will be a further tax increase in September 2003. Furthermore, the French Health Ministry has proposed that prices should double over the next four years, from €3.90 to €7.50. In Sweden, the introduction of a minimum excise tax has increased excise payments on lower priced brands by over 8%.

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Litigation

Certain companies in the Group are currently defendants in actions in the UK and Ireland, where the plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke. As at 29 August 2003, Gallaher is involved as a defendant in three dormant individual cases in Scotland where plaintiffs seek damages for ailments claimed to have resulted from tobacco use. In the Republic of Ireland, the number of individual claims against Group subsidiaries is currently 14.

Of the 151 claims that have been dismissed or abandoned since 1997, 10 individual plaintiffs have appealed against dismissal. Of the remaining 14 claims, eight Statements of Claim have been served upon Group subsidiaries and other tobacco companies, making wide-ranging allegations against such companies and against Ireland, the Attorney General and the Minister for Health and Children, who are also named as defendants in some of those cases. Gallaher is not a party to smoking litigation anywhere else in the world.

It is not possible to predict the outcome of the pending litigation and whilst there can be no guarantees Gallaher believes that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of the operations, the cash flow or financial condition of the Group. The pending actions and claims will be vigorously contested.

Liggett-Ducat continues to be involved in court processes relating to payments allegedly due for unpaid penalties and fines claimed by the Russian tax authorities. As at 29 August 2003, the challenges that have been made to the claims have been successful. Based upon the facts and matters currently known, management considers that there are meritorious defences against these actions and that they will be vigorously defended.

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Gallaher Group Plc
Group Profit and Loss Account
SIX MONTHS ENDED 30 JUNE 2003

Six months ended 30 June 2003		Six months ended 30 June 2002 (restated)	Year ended 31 Dec. 2002
US$m *	£m	£m	£m

Turnover of the Group including its share of joint ventures and associate	7,136		4,325		4,120		8,422
Less share of turnover of joint ventures and associate	(828)		(502)		(459)		(962)

Group turnover	6,308		3,823		3,661		7,460

Group operating profit before exceptional charge	436		264		247		498
Exceptional charge	(63)		(38)		-		-

Group operating profit	373		226		247		498
Share of operating profits of joint ventures and associate	-		-		5		7

Total operating profit	373		226		252		505
Net interest and other financing charges	(111)		(67)		(68)		(134)
Net retirement benefits financing income	5		3		4		7

Total net interest and other financing charges	(106)		(64)		(64)		(127)

Profit on ordinary activities before taxation	267		162		188		378
Tax on profit on ordinary activities	(94)		(57)		(59)		(119)

Profit on ordinary activities after taxation	173		105		129		259
Equity minority interests	(5)		(3)		(2)		(4)

Profit for the financial period	168		102		127		255
Dividends	(102)		(62)		(57)		(179)

Retained profit for the period	66		40		70		76

Earnings per ordinary share
- Basic	25.9	c	15.7	p	19.5	p	39.3	p
- Adjusted (a)	43.9	c	26.6	p	25.2	p	51.2	p
- Diluted	25.7	c	15.6	p	19.5	p	39.1	p
Dividends per ordinary share
- Interim	15.6	c	9.45	p	8.80	p
- Total for 2002							27.55	p

There is no difference between the profit on ordinary activities before taxation and the retained profit for the financial period stated above and their historical cost equivalents. Turnover and operating results relate to continuing operations.

Figures for the six months to 30 June 2002 have been restated to reflect the adoption of FRS 17 (Retirement benefits) and certain other reclassifications as explained in the notes to the interim statements.

(a)	Before exceptional charge and intangible asset amortisation.

*	US dollar equivalents are provided for reader convenience at the 30 June 2003 exchange rate of £1:US$1.650.

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Gallaher Group Plc
Group Balance Sheet
AT 30 JUNE 2003

		30 June 2003		30 June 2002 (restated)	31 Dec. 2002
		US$m *	£m	£m	£m
	Fixed assets
	Intangible assets	2,328	1,411	1,382	1,375
	Tangible assets	970	588	566	575
Investments:	Investment in joint ventures	7	4	3	6
	Investment in associate	183	111	109	109
	Other investments	26	16	17	17

		216	131	129	132

		3,514	2,130	2,077	2,082

	Current assets
	Stocks	1,165	706	464	466
	Debtors	1,252	759	691	788
	Non-liquid investments	2	1	2	1
	Cash and liquid investments	231	140	125	95

		2,650	1,606	1,282	1,350
	Creditors: amounts falling due within one year
	Borrowings	(262)	(159)	(203)	(201)
	Other	(1,893)	(1,147)	(953)	(1,044)

		(2,155)	(1,306)	(1,156)	(1,245)

	Net current assets	495	300	126	105

	Creditors: amounts due after more than one year
	Borrowings	(4,229)	(2,563)	(2,400)	(2,387)
	Other	(10)	(6)	(11)	(6)

		(4,239)	(2,569)	(2,411)	(2,393)
	Provisions for liabilities and charges	(122)	(74)	(47)	(49)
	Net retirement benefits liability	(130)	(79)	(10)	(82)

	Net liabilities	(482)	(292)	(265)	(337)

	Capital and reserves
	Called up share capital	107	65	65	65
	Share premium account	193	117	112	117
	Capital redemption reserve	13	8	8	8
	Merger reserve	241	146	146	146
	Other reserve	(1,503)	(911)	(911)	(911)
	Profit and loss account (including retirement benefits reserve)	419	254	289	213

	Equity shareholders' deficit	(530)	(321)	(291)	(362)
	Equity minority interests	48	29	26	25

		(482)	(292)	(265)	(337)

*	US dollar equivalents are provided for reader convenience at the 30 June 2003 exchange rate of £1:US$1.650.

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Gallaher Group Plc
Statement of Total Recognised Gains and Losses
SIX MONTHS ENDED 30 JUNE 2003
Six months ended 30 June 2003			Six months ended 30 June 2002 (restated)	Year ended 31 Dec. 2002
US$m	*	£m	£m	£m

Profit for the financial period	168	102	127	255
Actuarial loss recognised on retirement benefits	-	-	-	(108)
Movement on deferred tax relating to actuarial loss on retirement benefits	-	-	-	30
Exchange adjustments on foreign currency net investments	2	1	(18)	(22)

Total recognised gains and losses previously reported			109	155

Prior year adjustment			(22)

Total recognised gains and losses in the period	170	103	87

Reconciliation of Movements in Equity Shareholders' Deficit
SIX MONTHS ENDED 30 JUNE 2003

Six months ended 30 June 2003			Six months ended 30 June 2002 (restated)	Year ended 31 Dec. 2002
US$m	*	£m	£m	£m

Profit for the financial period	168	102	127	255
Dividends	(102)	(62)	(57)	(179)
Actuarial loss recognised on retirement benefits	-	-	-	(108)
Movement on deferred tax relating to actuarial loss on retirement benefits	-	-	-	30
Exchange adjustments on foreign currency net investments	2	1	(18)	(22)
Amounts deducted from profit and loss reserve in respect of shares issued to the QUEST	-	-	(5)	(5)
Issue of ordinary shares	-	-	7	12

Net movement in equity shareholders' deficit	68	41	54	(17)
Opening equity shareholders' deficit – previously reported			(323)
Prior year adjustment			(22)
Opening equity shareholders' deficit	(597)	(362)	(345)	(345)

Closing equity shareholders' deficit	(529)	(321)	(291)	(362)

*	US dollar equivalents are provided for reader convenience at the 30 June 2003 exchange rate of £1:US$1.650.

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Gallaher Group Plc
Group Cash Flow Statement
SIX MONTHS ENDED 30 JUNE 2003

Six months ended 30 June 2003			Six months ended 30 June 2002	Year ended 31 Dec. 2002
US$m	*	£m	£m	£m

Net cash inflow from operating activities	462	280	283	519
Dividends received from associate and joint ventures	15	9	7	12
Returns on investments and servicing of finance	(84)	(51)	(53)	(135)
Taxation	(68)	(41)	(52)	(101)
Net capital expenditure	(102)	(62)	(42)	(110)
Financial investment	-	-	1	1
Acquisitions and disposals	(2)	(1)	(5)	(14)
Equity cash dividends paid	(201)	(122)	(112)	(169)

Net cash inflow before management of liquid resources and financing	20	12	27	3
Management of liquid resources	(3)	(2)	-	1

Increase/(decrease) in debt	46	28	(68)	(7)
Issue of ordinary shares	-	-	-	4

Financing	46	28	(68)	(3)

Increase/(decrease) in net cash in the period	63	38	(41)	1

Reconciliation of Operating Profit to Net Cash Flow from Operating Activities
SIX MONTHS ENDED 30 JUNE 2003

Six months ended 30 June 2003			Six months ended 30 June 2002 (restated)	Year ended 31 Dec. 2002
US$m	*	£m	£m	£m

Group operating profit	373	226	247	498
Depreciation of tangible fixed assets	84	51	35	74
Amortisation of intangible fixed assets	63	38	35	72
Amortisation of other fixed assets	2	1	1	3
Profit on sale of tangible fixed assets	-	-	(1)	(1)
Decrease/(increase) in debtors	79	48	(13)	(127)
Increase in stocks	(364)	(221)	(68)	(68)
Increase in creditors and provisions	232	141	44	71
(Decrease)/increase in net retirement benefits liability	(7)	(4)	3	(3)

Net cash inflow from operating activities	462	280	283	519

Note:	Group operating profit, and the adjustments below this figure, exclude results relating to joint ventures and associate.
*	US dollar equivalents are provided for reader convenience at the 30 June 2003 exchange rate of £1:US$1.650.

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Gallaher Group Plc
Reconciliation of Net Cash Flow to Movement in Net Debt
SIX MONTHS ENDED 30 JUNE 2003

Six months ended 30 June 2003			Six months ended 30 June 2002	Year ended 31 Dec. 2002
US$m	*	£m	£m	£m

Increase/(decrease) in net cash in the period	63	38	(41)	1
Increase/(decrease) in liquid resources	3	2	-	(1)
(Increase)/decrease in debt	(46)	(28)	68	7

Change in net debt resulting from cash flows	20	12	27	7
Exchange adjustments	(167)	(101)	(80)	(74)
Loans acquired with subsidiary	-	-	-	(1)

Movement in net debt in the period	(147)	(89)	(53)	(68)
Opening net debt	(4,113)	(2,493)	(2,425)	(2,425)

Closing net debt	(4,260)	(2,582)	(2,478)	(2,493)

*	US dollar equivalents are provided for reader convenience at the 30 June 2003 exchange rate of £1:US$1.650.

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Gallaher Group Plc
Segmental Information (by Destination)
SIX MONTHS ENDED 30 JUNE 2003

	Six months ended 30 June 2003		Six months ended 30 June 2002 (restated)	Year ended 31 Dec. 2002
	US$m *	£m	£m	£m
Total Turnover
UK	2,901	1,758	1,876	3,720
Continental Europe	3,567	2,162	1,884	3,899
CIS	270	164	151	331
Rest of World	398	241	209	472

	7,136	4,325	4,120	8,422

Duty
UK	2,430	1,473	1,574	3,127
Continental Europe	1,464	887	760	1,574
CIS	56	34	22	50
Rest of World	295	179	161	350

	4,245	2,573	2,517	5,101

Total Operating profit
UK
- before amortisation of intangible assets and exceptional charge	236	143	145	283
- amortisation of intangible assets	(2)	(1)	(1)	(2)
- exceptional charge	(28)	(17)	-	-

	206	125	144	281
Continental Europe
- before amortisation of intangible assets and exceptional charge	203	123	106	213
- amortisation of intangible assets	(57)	(35)	(31)	(65)
- exceptional charge	(2)	(1)	-	-

	144	87	75	148
CIS
- before amortisation of intangible assets	23	14	19	42
- amortisation of intangible assets	(8)	(5)	(5)	(10)

	15	9	14	32
Rest of World
- before amortisation of intangible assets and exceptional charge	41	25	19	44
- exceptional charge	(33)	(20)	-	-

	8	5	19	44
Total
- before amortisation of intangible assets and exceptional charge	503	305	289	582
- amortisation of intangible assets	(67)	(41)	(37)	(77)
- exceptional charge	(63)	(38)	-	-

	373	226	252	505

*	US dollar equivalents are provided for reader convenience at the 30 June 2003 exchange rate of £1:US$1.650.

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Notes to the Interim Statements

1.	Basis of preparation of the accounts
The interim report has been prepared using accounting policies consistent with those of Gallaher Group Plc for the year ended 31 December 2002. The accounts for the six months to 30 June 2003, and those for the comparative period, are unaudited, but have been reviewed by the Auditors. The review report of the Auditors follows the notes to the Interim Statements. The figures for the year ended 31 December 2002 are an abridged version of the Group’s published financial statements for that year which contain an unqualified audit report and which have been filed with the registrar of companies.
The adoption of FRS 17 (Retirement Benefits) has resulted in the following restatements to the profit and loss account for the six months ended 30 June 2002 and the balance sheet at 30 June 2002:
	Previously reported £m	Change £m	As restated £m

Total operating profit	255	(3)	252
Total net interest and other financing charges	(68)	4	(64)

Profit on ordinary activities before taxation	187	1	188

Debtors	792	(101)	691
Provisions for liabilities and charges	(138)	91	(47)
Net retirement benefits liability	-	(10)	(10)
Equity shareholders’ deficit	(271)	(20)	(291)

To bring Group practice in line with a standard introduced in the United States in the second half of 2002, certain sales related incentive costs, previously included within marketing expenditure, were charged against turnover in the 2002 full year financial statements. This had no impact on EBITA and operating profit but did slightly increase margins.
Similarly, following a change in German statutory reporting requirements, Lekkerland-Tobaccoland (“L-T”) only recognises in turnover the commission it earns as an agent on the sale of telephone cards, whereas previously the full value of these sales were recorded in turnover, with the difference between the sales value and the commission retained by L-T recorded as a cost of sales. This change was also reflected in the 2002 full year financial statements.
Although the impact of these reclassifications is not significant, comparative results for the six months ended 30 June 2002 have been restated.
2.	Exceptional charge
In May 2003, Gallaher announced the restructuring of its European operations and an exceptional charge of £38m has been included in the results for the six months to 30 June 2003. The charge primarily relates to estimated redundancy costs and the impairment of operational plant and machinery. The effective tax credit associated with this exceptional charge is £8m.
3.	Taxation
The tax charges have been calculated using a forecast of the effective tax rate for each full year, adjusted for the effect of significant events arising in each six month period.
4.	Retirement Benefits
The net retirement benefits liability shown in the balance sheet is the amount calculated as at 31 December 2002, adjusted for contributions, charges and finance income in the period. No interim revaluation of the assets and liabilities of the retirement benefit schemes has been carried out to 30 June 2003 and accordingly, there is no actuarial gain or loss shown in the Statement of Total Recognised Gains and Losses in respect of the half year. The figures for the gains and losses and the surplus/deficit for the year to 31 December 2003 will be presented in the annual report to 31 December 2003.

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5.	Earnings per share
Basic and adjusted earnings per ordinary share are calculated using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share have been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of options held under the employee sharesave scheme.
	Six months ended 30 June 2003	Six months ended 30 June 2002 (restated)	Year ended 31 Dec. 2002
Earnings per share (pence):
Basic	15.7	19.5	39.3
Adjustment for exceptional charge (net of tax)	4.7	-	-
Adjustment for intangible asset amortisation	6.2	5.7	11.9

Adjusted	26.6	25.2	51.2

Earnings (£m):
Basic	102	127	255
Adjustment for exceptional charge (net of tax – £8m)	30	-	-
Adjustment for intangible asset amortisation	41	37	77

Adjusted earnings	173	164	332

Weighted average number of shares:
Ordinary shares in issue	651,590,464	649,904,123	650,514,242
Shares held by employee share trusts	(1,731,927)	(2,010,819)	(2,160,420)

Shares used in the calculation of basic and adjusted earnings per share	649,858,537	647,893,304	648,353,822
Potentially dilutive share options	1,724,067	2,476,610	2,316,203

Shares used in the calculation of diluted earnings per share	651,582,604	650,369,914	650,670,025

6.	Contingent Liabilities
In Saudi Arabia, a former distributor of Gallaher International Limited began a mediation process in 2001 against American Tobacco Company, British American Tobacco and Gallaher International, related to the termination of a distribution agreement in October 1995 and claiming damages of US$39,750,000. At a mediation hearing in June 2001 Gallaher rejected the claim against it in its entirety, indicating that any proceedings would be vigorously resisted. That position was subsequently confirmed in writing in July 2001. Gallaher has received no further communication from the mediator since then.

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Gallaher Group Plc
Independent Review Report to Gallaher Group Plc

Introduction

We have been instructed by the company to review the financial information, which comprises the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
London
2 September 2003

Notes:
(a)	The maintenance and integrity of the Gallaher Group Plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.
(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

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Gallaher Group Plc
Cautionary statement

This announcement includes forward-looking statements within the meaning of the US securities laws. All statements other than statement of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, dividend policy, projected sales, costs and results (including growth prospects in particular regions), plans, impact of governmental regulations, litigation outcomes and timetables, the impact of the restructuring of the European operations, the successful integration of acquisitions and joint ventures into our group and objectives of management for future operations, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic conditions, political or commercial conditions, foreign exchange rate fluctuation, interest rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in completing and integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS, changes in the supply of tobacco, non payment of receivables by Gallaher’s distributors, the ability to continue Gallaher’s Eurasian expansion, as well as other uncertainties detailed from time to time in Gallaher's filings with the US Securities and Exchange Commission. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Definitions

The terms "Gallaher" and "Group" refer to Gallaher Group Plc and its subsidiaries. The term “Liggett-Ducat” refers to the Liggett-Ducat group of companies. The term “Austria Tabak” refers to the Gallaher Austria group of companies. The term “ATG” refers to Tobaccoland Automatengesellschaft mbH & Co KG. The term “Lekkerland-Tobaccoland” refers to Lekkerland-Tobaccoland GmbH & Co KG. The term “TOBA” refers to Tobaccoland Austria (Tobaccoland Handels GmbH). The term “BAT” refers to British American Tobacco p.l.c. The term “Philip Morris” refers to Philip Morris International, Inc., a subsidiary of Altria Group, Inc. The term “R.J. Reynolds” refers to R.J. Reynolds Tobacco Holdings, Inc. The term “Reynolds-Gallaher International” refers to the joint venture company, Reynolds-Gallaher International SARL.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: September 3, 2003	Title:	Deputy Company Secretary